Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Monday, June 17, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Mr. Israel Frieder as an external director;

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2013; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve terms of procurement of the liability insurance policy covering our directors and officers;

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association;

6.	To approve the grant of stock options to our Chief Executive Officer in respect of 2012 performance;

7.	To approve the Representative Agreement with IntElorg Pte Ltd. (Singapore), affiliated with the Company's controlling shareholder;

8.	To approve the terms and framework of compensation to an employee who is related to the Company’s controlling shareholder;

9.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2012; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 13, 2013 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

May 9, 2013

ii

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2013 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Monday, June 17, 2013 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Mr. Israel Frieder as an external director;

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2013; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve terms of procurement of the liability insurance policy covering our directors and officers;

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association;

6.	To approve the grant of stock options to our Chief Executive Officer in respect of 2012 performance;

7.	To approve the Representative Agreement with IntElorg Pte Ltd. (Singapore), affiliated with the Company's controlling shareholder;

8.	To approve the terms and framework of compensation to an employee who is related to the Company’s controlling shareholder;

9.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2012; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on May 13, 2013 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of May 1, 2013 there were outstanding 8,714,958 Ordinary Shares (excluding treasury shares).

Two or more shareholders conferring in the aggregate 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about May 16, 2013, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Corporate Secretary) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than ten days after the Record Date (i.e., May 23, 2013).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of May  1, 2013, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	7,589,889	87.09%
Boris Granovsky 4	7,350,326	84.34%
All directors and officers as a group 5	7,698,189	88.33%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or other convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 8,714,958 ordinary shares outstanding as of May 1, 2013 (excluding treasury shares).

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated ("STINS COMAN"). Based on a Schedule 13D/A report filed with the SEC on April 18, 2013, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i) 7,350,326 ordinary shares held directly by STINS COMAN and (ii) 239,563 ordinary shares held by Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.),  an Israeli private company with which Mr. Anisimov may be affiliated due to his wife being an owner, director and manager of Invencom.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(5)
 Includes Sergey Anisimov’s beneficial ownership as specified above and outstanding options exercisable, within 60 days as of May 1, 2013, into  108,300 ordinary shares at exercise prices that range between $3.00 to $22.56 per ordinary share and with expiration dates that range between December 2013 and June 2018.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to re-elect three (3) directors to the Company’s Board of Directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation	Age	Director in RiT Since
Sergey Anisimov	President of STINS COMAN	59	2008
Boris Granovsky	Vice President of STINS COMAN	45	2008
Roman Govorov	Managing partner at IBRG Capital, a private equity fund	35	2008

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

Mr. Roman Govorov has served as a director since August 2008. He has served as a Managing Director of IBRG Capital, a private equity fund, since September 2007.  From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund.  From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank.  From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004.  Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Roman Govorov is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 17 persons in 2012, including 4 officers who left RiT during 2012) for the year ended December 31, 2012, was approximately $ 1.5 million compared with $1.4 million in 2011 (the group consisted of 15 persons in 2011). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, approximately $0.1 million was set aside or accrued to provide pension benefits, retirement annuities or similar benefits for our directors and officers as a group during 2012 compared with $0.2 million in 2011. The amounts do not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to directors or officers.

The Company’s external directors and independent director (namely, Roman Govorov) receive, starting March 6, 2008, annual compensation of NIS 71,300 (currently equates to approximately $20,000) and NIS 3,470 (currently equates to approximately $974) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Mr. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid.

During 2012, we granted a total of 338,038 options to our executive officers at exercise prices ranging from $3.00 to $4.06 per ordinary share, of which 36,000 options granted to our former CFO were canceled in 2013 following his resignation, consistent with our 2003 Share Option Plan. No options were granted to any of our directors during 2012 and as of date of this proxy statement.

We have undertaken to indemnify our directors and officers to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with an aggregate coverage limit of $7.0 million, including legal costs incurred (see Item 4 below).

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any “affiliation” (as such term is defined in the Companies Law) with, in our case, the Company (i.e., RiT), any entity controlling the company (i.e., STINS COMAN) or any entity controlled by the company or by its controlling entity. In addition, until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relatives.

In general, pursuant to the Companies Law, (1) each external director must have either accounting or financial expertise or professional qualifications (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have accounting and financial expertise. We have determined that both our external directors, Mr. Israel Frieder (the nominee) and Ms. Galia Druker (the other continuing external director), have the requisite accounting and financial expertise.

External directors are required to be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except that the audit committee and compensation committee are required to include all the external directors.

Currently, our two external directors are Mr. Israel Frieder and Ms. Galia Druker. Ms. Galia Druker was reelected at the 2012 Annual General meeting for a term of three years. Mr. Israel Frieder became an external director in January 2002 and was reelected three times since then, such that his current term will expire on January 1, 2014. Consequently, at the Meeting shareholders will be asked to re-elect Mr. Frieder as external director for an additional term of three years commencing on January 1, 2014. In accordance with the Companies Law and the regulations promulgated thereunder, our audit committee and the board of directors confirmed that, in light of the expertise and special contribution of Mr. Frieder to the work of our board of directors and its committees, his reelection for such additional period is beneficial to us.

A brief biography of the nominee is set forth below. For details about compensation paid to this nominee, see above under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominee:

Name	Principal Occupation	Age	Director in RiT Since
Israel Frieder (1) (2)	Chairman and CEO of “Israel Technology Acquisition Corp Inc.”	63	2002

(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Nominations Committee and the Compensation Committee.

Dr. Israel Frieder has served as an external director since January 2002. Dr. Frieder is the Chairman and CEO of Israel Technology Acquisition Corp Inc. and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies including R.R. Satellites Ltd., Teledata-Networks and Cellvine Ltd. Dr. Frieder’s previous positions include serving as the Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Dr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Dr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Dr. Frieder holds a B.Sc. in Electrical Engineering from the Technion, an M.B.A. in Operational Research from the Hebrew University in Jerusalem and a Ph.D. degree in business administration from the Bar-Ilan University in Ramat Gan, Israel.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following Resolution be adopted:

“RESOLVED, that Israel Frieder be, and hereby is, appointed as an external director to the Board of Directors for a three year period, commencing on January 1, 2014.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution; provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither: (a) “controlling shareholders” (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the appointment merely as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, as well as our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd., are deemed to be controlling shareholders or having a personal interest for purposes of this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the election of the nominee named above.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

Background

Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2013 fiscal year.

        KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG Somech Chaikin is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

With respect to the year 2012, the fees paid or payable to KPMG Somech Chaikin were $135,000 for auditing services and $5,000 for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2013 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – DIRECTORS AND OFFICERS LIABILITY INSURANCE
 (Item 4 on the Proxy Card)

Background

        The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the "office holder" (as such term is defined in the Companies Law) towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; and (3) a financial obligation imposed on the office holder for the benefit of another person.

        Under the Companies law, the insurance of directors and chief executive officer generally requires approval of our Compensation Committee, Board of Directors and shareholders, in that order. The current insurance policy for our directors and officers (approved by our shareholders in February 2013) with aggregate coverage of $7.0 million, which we were able to purchase for an annual premium of $60,000, will expire in November 2013. Accordingly, our Compensation Committee and Board of Directors have approved the purchase of an insurance policy with aggregate coverage of not more than $25.0 million, for the benefit of all directors and officers who may serve the Company from time to time, for a term of 12 months starting with the expiration of the previous policy (the "2013/2014 Policy"). However, since we did not receive a definitive quote for the expected premium for such policy, except an indication that it will be increased, our Compensation Committee and Board of Directors have approved to purchase the 2013/2014 Policy at an annual premium that will not exceed $150,000.

        Our Compensation Committee and Board of Directors also approved extension of such insurance policy and/or purchase of a new policy (from any insurer(s)) for subsequent periods; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Compensation Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 120% of the previous year’s actual premium, (iii) aggregate coverage of not more than $25.0 million, and (iv) solely with respect to extension or purchase of insurance policy for periods after June 2016 further shareholder approval. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations.  The approval will apply to current directors and any future directors who may serve from time to time, whether or not considered a “controlling shareholder” under the Companies Law.

We believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors and officers to enable us to attract and retain highly qualified directors and officers.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Policy and the liability insurance coverage described in Item 4 of the Proxy Statement, dated May 9, 2013, and any renewals, extensions or substitutions pursuant to the limitations set forth therein, for the benefit of all directors and officers of the Company who may serve from time to time, whether or not considered a “controlling shareholder” under the Companies Law, be and hereby is approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, since the matter relates to the terms of insurance that will benefit Mr. Anisimov, our controlling shareholder, Mr. Granovsky, who is associated with STINS COMAN, and our Chief Executive Officer, the resolution will be approved only if either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution.

STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd., as well as our directors and our Chief Executive Officer are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – INCREASE OF AUTHORIZED SHARE CAPITAL
(Item 5 on the Proxy Card)

Background

Under the Company's Memorandum and Articles of Association, as currently in effect, our authorized share capital is NIS 8,002,023 divided into 10,000,000 Ordinary Shares, par value NIS 0.80 each, and 20,230 Deferred Shares, par value 0.10 NIS each.

Since January 1, 2010, the Company has issued a total of approximately 5.8 million Ordinary Shares to STINS COMAN, as part of STINS COMAN's conversion of approximately $20.9 million (principal and interest) of the Convertible Loan provided to RiT. As of May 1, 2013, we had approximately 8.7 million Ordinary Shares outstanding and approximately 921,000 additional Ordinary Shares are reserved for issuance pursuant to our various share incentive plans. In light of the foregoing, RiT has less than 500,000 Ordinary Shares available for future issuances. Such reserve does not meet the future needs of RiT and may hinder future equity investments in RIT. Our Board of Directors recommends that, at the Meeting, the shareholders approve an amendment to the Memorandum and Articles of Association to increase the authorized share capital to NIS 40,002,023, divided into 50,000,000 Ordinary Shares, par value NIS 0.80 each, and 20,230 Deferred Shares, par value NIS 0.10 each.

  Our Board of Directors believes that the proposed increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in the Company's business, whether by way of a public or private offering, the acquisition of other businesses, a split or dividend on then outstanding shares or in connection with any employee share plan or program. Any future issuances of authorized shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

                “RESOLVED, that the authorized share capital of the Company is increased to NIS 40,002,023, divided into 50,000,000 Ordinary Shares, par value NIS 0.80 each, and 20,230 Deferred Shares, par value NIS 0.10 each;  and

RESOLVED, that in order to reflect the foregoing resolution, Article 4 of the Amended and Restated Articles of Association of the Company and Section 3 of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is  forty million two thousand and twenty three New Israeli Shekels (NIS 40,002,023) divided into fifty million (50,000,000) Ordinary Shares, par value NIS 0.80 each, and twenty thousand two hundred and thirty (20,230) Deferred Shares, par value NIS 0.10 each. The Ordinary Shares confer upon their holders the rights described in the Company's Articles of Association. Notwithstanding any other provision of the Articles of Association, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company.’

Required Vote

The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolutions.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 6 – GRANT OF STOCK OPTIONS TO CEO
(Item 6 on the Proxy Card)

Background

        Under the Companies Law, as recently amended, the grant of stock options to our Chief Executive Officer generally requires approval of our Compensation Committee, Board of Directors and shareholders, in that order.

        Dr. Vadim Leiderman joined RiT as President and Chief Executive Officer in February 2012. In recognition of Dr. Leiderman's significant contribution to the Company during 2012, mainly due to the business and technological advancements made in 2012 towards our Beamcaster™ new product line, each of our Compensation Committee and Board of Directors propose to grant Dr. Leiderman options to purchase up to 115,000 Ordinary Shares on the following key terms:

•	50% of the options will become exercisable after one year and the balance will vest on the second anniversary following the grant date.

•	The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Meeting).

•	All other terms and conditions in connection with the above options are in accordance with our 2003 Share Option Plan.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

           “RESOLVED, that the proposed grant of stock options to Dr. Leiderman as described in Item 6 of the Proxy Statement, dated May 9, 2013, is hereby approved."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd., as well as our Chief Executive Officer are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

For the sake of clarity, according to the Companies Law, even if the shareholders will reject approval of the proposed resolution in this Item 6, the Compensation Committee and the Board of Directors may thereafter approve the proposal in special circumstances; provided that they have so determined based on detailed reasoning, and after having re-examined the proposal and considered, among others, the shareholders' rejection of the resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 7 – REPRESENTATIVE AGREEMENT WITH AFFILIATED PARTY
(Item 7 on the Proxy Card)

Background

In June 2009, the Company entered into a Representative Agreement (the "Previous Agreement") with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Previous Agreement, IntElorg agreed to act as our non-exclusive sales agent in Singapore and other countries in Asia where we did not have a local presence, in consideration for a monthly retainer fee of approximately 8,500 Singapore Dollars (equates to US$6,912) and a commission on sales of products in the amount of 5% of the net invoice price of such products. Due to the fact that no sale opportunities were generated by IntElorg, the Previous Agreement was mutually terminated in October 2010.

Recently, in February 2013, we have determined to enter into a new Representative Agreement with IntElorg (the "Agreement") providing for IntElorg to act as our non-exclusive sales agent in Singapore and other countries in Asia. The Agreement was approved by our Audit Committee and Board of Directors.

Summary of the Proposed Agreement

The following is a summary of the proposed Agreement and is qualified by reference to the full text of the Agreement, a copy of which is attached hereto as Annex A.

The Agreement provides for engaging IntElorg in defined services and designating it as RiT's non-exclusive representative in Singapore, Hong Kong and additional Asian countries, all aimed at assisting RiT in locating sale-opportunities in such territories in Asia. Additional key terms of the Agreement include the following:

•	IntElorg territory consists of Singapore, Hong Kong, Macao, Taiwan, Indonesia, Vietnam, Thailand, Philippines, Kazakhstan (the “Territory”).

•
Success-fees compensation only, i.e., a commission of 5% on each actual sale generated in the Territory (as opposed to the Previous Agreement which provided for a fixed monthly retainer in addition to commission).

•
Initial term of approximately three years, until March 1, 2016 (the "Term"), which shall  automatically renew for additional one (1) year terms from the end of the Term, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the end of the Term, or any additional term, as the case may be.

Reasons for entering into the Agreement

In approving the Agreement, our Audit Committee and Board of Directors considered various factors, including the following:

•	IntElorg approached RiT indicating that it may have potential sale-opportunities in the Territory.

•	RiT currently does not have any representatives in the Territory.

•	The current proposed Agreement provides for success fees only.

•	The provisions of the proposed Agreement are in line with the Company's general and customary policy for similar agreements.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company is authorized to enter and perform the Agreement with IntElorg; and the Company is authorized to enter into such modifications, renewals or amendments thereto, upon the terms and conditions so negotiated; provided that any such modification, renewal or amendment is conditioned upon the further approval by the Audit Committee and the Board of Directors and does not impose additional material obligations on RiT; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications, renewals or amendments in accordance with these resolutions”.

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter (as such term is defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders does not exceed 2% of the Company’s voting power.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a "personal interest" in the proposed resolution.

STINS COMAN Incorporated has a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 8 – COMPENSATION TO EMPLOYEE
(Item 8 on the Proxy Card)

Background

Under the Companies Law, the employment of “relatives” of a “controlling shareholder” (as such terms are defined under the Companies Law) of a public company, such as RiT, is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order.

Mr. Sergey Anisimov is the Chairman of the Company’s Board of Directors and is the founder and President of STINS COMAN Incorporated, our controlling shareholder. In 2008, our shareholders approved (following approval of the Audit Committee and Board), the employment by the Company of the son of Mr. Anisimov, Mr. Slava Anisimov (the “Employee”), in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately US$3,600) and additional social benefits in accordance with the Company’s policy. In addition, the shareholders approved all future modifications or amendments in the Employee’s employment terms or position; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as Employee is not an office holder of the Company; and (iv) the further approval by the Audit Committee and the Board of Directors.

In September 2010 and in line with said shareholder approval, our Audit Committee and Board of Directors approved the Employee’s change of position to work in our support department, and increased his salary by 20% for each of the years 2009 and 2010 starting August 2010. Accordingly, the Employee's monthly gross salary is currently NIS 17,280 (approximately US$5,000). In addition, as part of his employment terms, the Employee was granted options to purchase 250 Ordinary Shares at an exercise price of US$4.8, according to comparable criteria for options grant to our employees, including a vesting period of three years.

In April 2013, our Audit Committee and Board of Directors approved (i) the Employee's change of position to work in our production planning and control department, and (ii) a grant to the Employee of a special-bonus in the form of stock options exercisable into 38,500 Ordinary Shares, at an exercise price equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Meeting). In addition, our Audit Committee and Board of Directors approved all future modifications or amendments in the Employee’s employment terms or position; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year,  (iii) any change in position is permitted as long as Employee is not an office holder of the Company; and (iv) the further approval by the Audit Committee, the Board of Directors and, starting June 2016, shareholder approval.

The Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the employment terms of the Employee, as described in Item 8 of the Company’s Proxy Statement, dated May 9, 2013, be, and hereby is, approved;” and

"RESOLVED, that any modifications or amendments to be made in the Employee’s employment terms or position by officers of the Company in the future are approved; and that the management of the Company be, and it is hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for such modifications or amendments, upon the terms and conditions so negotiated; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed a one monthly salary per year  (iii) any change in position is permitted as long as Employee is not an office holder of the Company, and (iv) the further approval by the Audit Committee and the Board of Directors and, starting June, 2016, shareholder approval; it being hereby clarified that, until such time, no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions.”

Required Vote

Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company in which a “controlling shareholder” (as defined therein) has a “personal interest” (as defined therein), as well as the engagement of a controlling shareholder or a “relative” (as defined in the Companies Law) thereof as an office holder or employee of the company, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. Since the Employee is a relative of Mr. Sergey Anisimov, a controlling shareholder of RiT, approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, as well as our controlling shareholder, STINS COMAN Incorporated, and its affiliated company Invencom Technologies Ltd., are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – COMPENSATION POLICY FOR DIRECTORS AND OFFICERS
(Item 9 on the Proxy Card)

Background

Under a recent amendment to the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RiT, are required to adopt a policy governing the compensation of "office holders"1. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted.

Pursuant to the Companies Law, as amended, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, by no later than September 2013.

Our Compensation Committee, established in February 2013, is currently composed of Galia Druker, the chairman of our compensation committee, Israel Frieder and Roman Govorov, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members. In April 2013, our Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy for Executive Officers and Directors (the "Compensation Policy" or the "Policy").

         In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

1 The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached hereto as Annex B.

●
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for RiT’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RiT's values.

●	Compensation instruments: Include base salary; benefits and perquisites; cash bonuses; equity based compensation; and/or retirement and termination of service arrangements.

●
Ratio between fixed and variable compensation: RiT aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity based compensation) pursuant to the ranges set forth in the Policy in order to, among other things, appropriately incentivize executive officers while considering RiT's management of business risks.

●
Inter-company compensation ratio: RiT will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of RiT, as set forth in the Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in RiT.

●	Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites, including signing bonuses, for executive officers.

●	Cash bonuses: RiT's policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Policy.

●
"Clawback": In the event of an accounting restatement, RiT shall be entitled to recover from executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two -year look-back.

●
Equity based compensation: RiT's policy is to provide equity based compensation in the form of stock options and/or other equity form, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Policy.

●	Retirement and termination: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including caps thereon.

●	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with indemnification and insurance.

●	Directors: The Policy provides guidelines for providing compensation to our directors in accordance with applicable regulations promulgated under the Companies Law

●	Applicability: The Policy will apply to compensation agreements and arrangements which will be approved after the date on which the Policy is approved by the shareholders.

●	Review: The Compensation Committee and the Board of Directors of RiT shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Compensation Policy, in the form attached as Annex B to the Company’s Proxy Statement, dated May 9, 2013, be and it hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution.

Our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd., as well as our office holders are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 10 - CONSIDERATION OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2012 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2012 (filed with the SEC on April 30, 2013), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

        None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: May 9, 2013

 ANNEX A

REPRESENTATIVE AGREEMENT

THIS AGREEMENT made this ___ day of ___, 2013 by and between RiT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel ("RiT") and IntElorg Pte Ltd, having its principal place of business at 10 Ubi Crescent,  #06-46 Ubi Techpark, Lobby C, Singapore 408564. (the "Representative"), is as follows:

1.	REPRESENTATIVE SERVICES AND DUTIES

1.1
Representative desires to be engaged in the Representative Activities within the Territory (capitalized terms are defined below) with relation to the promotion of the sale of products (enumerated herein); and RiT has agreed to allow the Representative to engage in the Representative Activities (as defined below), subject to the terms and conditions of this Agreement.

1.2	During the Term (as defined below), the Representative’s general duties shall include:

1.2.1	Consulting RiT how to approach and secure orders from customers within the Territory;

1.2.2        Coordinating all its activities with regard to this Agreement with RiT;

1.2.3	Accompanying RiT during the process of pre-sale efforts, sales and deployment in full coordination with RiT;

1.2.4	Following RiT’s instructions and guidelines as may be reasonably given from time to time;

The above specified, as well as additional activities which may be required by RiT from time to time, shall be collectively referred to as, the “Representative Activities".

1.3	All sales to, and any transaction with customers within the Territory shall be made directly and exclusively by RiT or, at its sole discretion, by any other third party.

2.	TERRITORY

Geographically, the territory shall consist of Singapore, Hong Kong, Macao, Taiwan, Indonesia, Vietnam, Thailand, Philippines, Kazakhstan (the “Territory”). However other countries can be considered and handled by RiT on a case by case basis.

3.	PRODUCTS

The Products shall consist of all RiT's product lines (the "Products").

4.	COMPENSATION

4.1
In consideration of the Representative Activities provided hereunder Representative shall be entitled to a commission on sales of Products to as set forth in Appendix A attached hereto, based on the "Net Invoice Price" of Orders (as such terms are defined below) placed by a customer within the Territory and approved by RiT during the period specified in Section 10 below; provided however that (x) RiT shall have the sole discretion whether to approve any such Order and/or sell any Products to any such customer, and that (y) commission shall be paid only from sums actually received by RiT from such customer. This Section is subject to the terms and conditions set forth in Section 5 ("Computation and Payment of Commission") and Section 10 ("Rights Upon Termination") below. Payment shall be made against presentation of Representative's invoice. Such invoice shall be presented to RiT upon RiT’s acknowledgement that gross receipts were collected.

4.3	Reserved.

4.4
Representative shall be entitled to reimbursement of all payments made and/or expenses borne by Representative against receipts or itemized statements, for flight expenses, international calls, customer entertainment expenses and any other possible expenses as approved in advance and in accordance with RiT policy and procedures. In the event that an expense cannot be approved in advance, Representative shall be reimbursed for expense deemed reasonable by RiT.

4.5
Except as provided in this Section 4, Representative shall not receive or be entitled to any benefits of any kind from RiT. The compensation to be paid to Representative under Section 4 is the sole exclusive compensation Representative is entitled to hereunder and will include any compensation, costs or expenses of any person and/or entity on behalf of the Representative.

4.6
Representative is engaged as an independent contractor and agrees that, as such, RiT is not obligated and will not withhold from Representative’s compensation hereunder any amounts for income taxes, social security or similar items in Israel or elsewhere.  Representative, as an independent contractor, acknowledges that it shall remain solely responsible and bear all taxes, tax returns and reports to be paid or filed in connection with the performance of the Representative Activities. If by any applicable law or rule there shall be withholding tax on any of the payments to be paid to the Representative under this Agreement, such withholding tax shall be reduced from the payments to be paid to the Representative under this Agreement.

5.	COMPUTATION AND PAYMENT OF COMMISSION

5.1
Commissions are due and payable on or before thirty (30) days following the month in which RiT actually receives payment from the customer (i.e. current + 30).In the event of partial payment, the commission shall be due and payable with respect to the portion of the payment that RiT actually received.

5.2
At the time of payment, RiT shall send Representative a statement showing the commission computation based on the invoices actually paid by Customers during the preceding month, along with an itemized list of sales of Products to Customers in the Territory for the same period.

5.3
"Net Invoice Price" of an Order shall mean the total price at which such Order is invoiced to the Customer, including any increase or decrease in the total amount of the Order and any allowance or discounts granted to the Customer by RiT, but excluding shipping and mailing costs, taxes, and insurance. Any commission and/or charge to a third party, associated to the invoice and charged to RiT, shall be deducted from the "Net Invoice Price".

5.4	"Order" shall mean any commitment to purchase Products by Customers in the Territory approved by RiT.

6.	REPRESENTATIVE'S RELATIONSHIP AND CONDUCT OF BUSINESS

In addition to any other obligation stated hereunder, during the Term, Representative shall:

6.1
Conduct all Representative Activities in its own name and in a fair and reasonable manner; however with the right to reasonably use RiT business cards and RiT e-mailing addresses and without derogating in any way from conducting the Activities in the name of the Representative.

6.2
Strictly abide by RiT's standards of business which include, among others: (a) RiT's Code Of Ethics and Business Conduct (posted on RiT's website) (b) The Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), which among other provisions makes it unlawful to make payment of money or give anything of value to any person to assist in obtaining or retaining business, and (c) applicable rules and regulations in your designated Territory.

6.3	Have the privilege of representing other companies provided their products do not conflict with the sale of RiT's products. RiT has sole authority to determine if such conflicts exist.

6.4	Report to RiT about any new company or any new product line it is planning to represent. RiT has sole authority to determine any conflicts of interest that may arise from this representation.

6.5	Maintain an open line of communication with RiT orally or in writing, as shall be reasonably requested by RiT with respect to all of the Representative Activities under this Agreement;

6.5 Participate in any mandatory training session that may arise from time to time due to new product development or application, as will be determined by RiT at RiT cost.

7.	Reserved.

8.	CONFIDENTIALITY AND PROPRIETARY RIGHTS

Simultaneously with the signing of this Agreement the parties shall sign the NDA, attached hereto as Appendix B.

9.	TERM OF AGREEMENT AND TERMINATION

9.1	This Agreement shall be effective on the date hereof and until March 1, 2016 (the "Term").

9.2
This Agreement shall be automatically renewed for additional one (1) year terms from the end of the Term, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the end of the Term, or any additional term, as the case may be.

9.3	This Agreement may be terminated at any time by either party with or without cause by giving thirty (30) days written notice to the other party.

9.4
Neither party shall have any claims against the terminating party in the event of termination of this Agreement pursuant to this Section 9. RiT shall not incur any liability in any manner whatsoever for any anticipated revenue or loss of profits, to Representative or to any entity on behalf of Representative with relation to the termination of this Agreement.

9.5
Notwithstanding the aforementioned to the contrary, either party shall be entitled to immediately terminate this Agreement if the other party commits a breach of any of its undertakings under this Agreement and fails to remedy such breach within fourteen (14) days after receipt of a written notice from the other party describing such failure.

10.	RIGHTS UPON TERMINATION

Upon termination of this Agreement by Representative, Representative shall be entitled to commission, as specified in Section 4.2 above, only with relation to such Orders placed and approved by RiT or otherwise entered into between the parties during the Term and/or during a limited period of three (3) months thereafter. Upon termination of this Agreement by RiT under Section 9.2 or 9.3 above, Representative shall be entitled to commission, as specified in Section 4.2 above, only with relation to such Orders placed and approved by RiT or otherwise entered into between the parties during the Term and/or during a limited period of three (3) months thereafter. Notwithstanding anything herein to the contrary, and in addition to RiT's rights under law, contract or otherwise, in the event of termination of this Agreement by RiT under Section 9.5 above, Representatives' rights under this Agreement will ipso facto expire, and RiT shall not be obligated to pay, and Representative shall not be entitled to receive any commission with relation to any Order (including Orders approved by RiT prior to termination).

11.	ASSIGNMENT

The Representative shall not, by operation of law or otherwise, assign its rights or delegate its performance hereunder without the prior written consent of RiT and any attempted assignment or delegation without such consent shall be void.

12.	RELATIONSHIP BETWEEN THE PARTIES

12.1
The relationship between RiT and Representative (and/or any third party on its behalf, including but not limited its employees), created hereby is that of independent contractors. This Agreement and the relations hereby established by and between the parties do not constitute partnership, joint venture, franchise, agency or contract of employment. Neither Representative, nor its agents, partners, representatives or its employees (including but not limited the technical support engineer employed by the Representative pursuant to section 6.3 above) shall be deemed to be the agents, partners or employees of RiT. Representative shall not have the right, power or authority to bind RiT, enter into an agreement, grant a promise, provide warranties, guarantees or commitments, transact any business in RiT's name or in its behalf, or incur any liability for or on behalf of RiT, and Representative shall remain an independent contractor and responsible for its own actions.

12.2	12.3
Representative shall be fully and solely responsible for its employees and for the payment of all salaries, allowances and benefits required by applicable law to such employees. Representative warrants and represents that it will not raise any claim contrary to the foregoing, and will indemnify and hold RiT harmless from and against any claims, costs, or expenses that may arise out of (a) breach or alleged breach of the foregoing; (b) claim raised by any Representative’s employee which is contrary to the Waiver; and/or (c) determination of court or any other relevant instance that the Waiver is not enforceable under applicable law and consequently resolves that any such Representative’s employee is an employee of RiT and therefore is entitled to further payments and/or benefits. [I have deleted “personnel”]

12.4	Representative shall not incur or purport to incur, without RiT’s prior written consent, any liability or commitment on behalf of RiT, or pledge or purport to pledge RiT’s credit.

13.	ENTIRE AGREEMENT, WAIVER AND MODIFICATIONS

This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matters hereof and thereof and supersedes and replaces any and all prior agreements and understandings, whether oral or written, between and among them or any on their behalf with respect to such matters. The provisions of this Agreement may be, altered, amended or repealed in whole or in part only upon the written consent of both parties to this Agreement. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative. RiT will be entitled to offset any amounts due or to become due to RiT from the Representative pursuant to this Agreement from any payments due to the Representative from the RiT pursuant thereto.

14.	GOVERNING LAW

This Agreement is deemed to have been entered into in the State of Israel, and its interpretation, construction and the remedies for its enforcement or breach shall be according to the laws of the State of Israel.

In WITNESS WHEREOF, each party has caused this Agreement to be duly executed by its authorized representative:

RiT TECHNOLOGIES LTD. By: ________________________ Vadim Leiderman President & CEO	REPRESENTATIVE By: _________________________

Appendix A

Commissions

RiT will pay the Representative a 5% commission on the Net Invoice Price as provided for in Section 4.1 of the main Agreement.

The commission rate may be changed bilaterally, by a written document signed by both parties.

ANNEX B

COMPENSATION POLICY

RiT TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

(As Approved by the Shareholders on [ ____ ], 2013

Table of Contents
Page

A.	Overview and Objectives	B - 3

B.	Base Salary, Benefits and Perquisites	B - 4

C.	Cash Bonuses	B - 5

D.	Equity Based Compensation	B - 7

E.	Retirement and Termination of Service Arrangements	B - 8

F.	Exculpation, Indemnification and Insurance	B - 8

G.	Board of Directors Compensation	B - 9

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or "Policy") of RiT Technologies Ltd. ("RiT" or the "Company"), in accordance with the requirements of the Companies Law, 1999 (the "Companies Law").

Compensation is a key component of RiT’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RiT's value and otherwise assist RiT to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each officer to RiT's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RiT's directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RiT.

The Compensation Committee and the Board of Directors of RiT shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

RiT’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for RiT’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RiT's values. To that end, this Policy is designed, among others:

2.1	To closely align the interests of the Executive Officers with those of RiT’s stockholders in order to enhance stockholder value;

2.2
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs, and benefits that embrace a balance of work and family life, and to promote for each an opportunity to advance in a growing organization; and

2.3	To provide appropriate awards for superior individual and corporate performance.

3.	Compensation structure and instruments

3.1	Compensation instruments under this Compensation Policy may include the following:

3.1.1	Base salary;

3.1.2	Benefits and perquisites;

3.1.3	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5	Retirement and termination of service arrangements.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1
This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet RiT's goals while considering RiT's management of business risks;

4.2	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation(*)
CEO	20% - 100%	0%-80%
Non Sales Executives	20% - 100%	0% - 80%
Sales Executives	5%-100%	0%-95%

 (*) The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1
In the process of composing this Policy, RiT has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RiT (including employee-contractors and agency contractors, if any) (the "Ratio").

5.2
The possible ramifications of the Ratio on the work environment in RiT were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RiT.

5.3
RiT will target the following compensation ratio: overall compensation of each executive, including the CEO, shall be no more than 30 times the average (and median) of the overall compensation for the other workers.

B. Base Salary, Benefits and Perquisites

6.	Base Salary

6.1
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2
Since a competitive base salary is essential to Rit's ability to attract and retain highly skilled professionals, RiT will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RiT's size and field of operation. To that end, RiT shall utilize as a reference comparative market data and practices.

7.	Benefits and Perquisites

7.1	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1	Vacation of up to 30 days per annum;

7.1.2	Sick days of up to 30 days per annum;

7.1.3	Convalescence pay according to applicable law;

7.1.4	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5	RiT shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.6	RiT shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies.

For the sake of clarity, any non-Israeli Executive Officers may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

7.2
RiT may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including a daily stipend when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with RiT's policies and procedures.

8.	Signing Bonus

8.1	For purposes of attracting and retaining high quality personnel, RiT may offer an Executive Officer a signing bonus as an incentive to join the Company.

8.2	The signing bonus shall not exceed an amount of one annual base salary of the Executive Officer.

C.  Cash Bonuses

9.	The Objective

9.1
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with RiT's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

9.2
RiT's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers' populations, as reflected in Section 10 below.

10.	The Formula

CEO

10.1
The annual bonus of the CEO will be based on the measurable results of the Company, as compared to RiT's budget and work plan for the relevant year. Such measurable criteria will initially be determined at the commencement of each fiscal year (or start of employment, as applicable) may include (but is not limited to) any one or more of the following criteria: profit, revenue, asset ratio, etc.

10.2	The annual bonus will not exceed the amount of 3 annual base salaries of the CEO.

Non-Sales Executive Officers

10.3
The annual bonus will be calculated as follows: 40%-60% of the bonus will be based on the achievement and performance of the individual measurable key performance indicators (KPIs), as initially determined at the commencement of each fiscal year (or start of employment, as applicable), and the balance (40%-60%) will be based on the measurable results of the Company, such as profit, revenue, asset ratio, etc., as compared to RiT's budget and work plan for the relevant year. The total of these items will then be multiplied by a factor of between 0 to 1.2 based on the evaluation of the Executive Officer's overall performance by the Compensation Committee.

10.4	Bonus Formula reflecting Section 10.3 above:

10.5	The annual bonus for the Non-Sales Executive Officers will not exceed the amount of 3 annual salaries.

Sales Executive Officers

10.6	The annual cash bonus shall be based on two components: a variable commission bonus and an overachievement bonus, as follows.

10.7
The Variable commission bonus will be calculated based upon targets of gross profit and/or revenue generated by the individual and/or his/her team or division and/or the Company, as initially determined at the commencement of each fiscal year (or start of employment, as applicable) and it shall not exceed the amount of 1.5 annual salaries of the sales executive officers.

10.8
The Overachievement Bonus will be calculated based upon the Company achieving levels of annual sales and/or gross profit targets, as initially determined at the commencement of each fiscal year. Upon exceeding a pre-determined target, the Sales Executive will receive a bonus of a number of additional base salaries not to exceed the amount of half (0.5) annual salary.

11.	Special bonus for outstanding achievement

11.1	Executive Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee.

11.2
Such special bonus shall not exceed the amount of 3 annual salaries of the Executive Officer, and, except as otherwise permitted by applicable law, it shall be approved by the shareholders in accordance with the Companies Law.

12.	Compensation Recovery ("Clawback")

12.1
In the event of an accounting restatement, RiT shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two -year look-back. The compensation recovery will not apply to former Executive Officers of RiT.

12.2	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

12.3	Nothing in this Section 12 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

13.	The Objective

13.1
The equity based compensation for RiT's Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Executive Officers' interests with the long term interests of RiT and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2
The equity based compensation offered by RiT is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

14.	General guidelines for the grant of awards

14.1
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

14.2	As a general policy, equity based compensation for RiT's Executive Officers shall vest over a period of between 2 to 4 years.

14.3
The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 3 annual salaries for each Executive Officer per year of vesting, on a linear basis.

15.	Acceleration and exercise of awards

15.1	The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

15.2
The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E. Retirement and Termination of Service Arrangements

16.	Advance notice

RiT may provide an Executive Officer a prior notice of termination of up to 6 months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

17.	Transition period

RiT may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of Executive Officer's options during such adaptation period.

18.	Additional Retirement and Termination Benefits

RiT may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Except as may be otherwise approved from time to time by the shareholders, RiT shall not exempt its Directors and Executive Officers from the duty of care.

20.	Indemnification

RiT may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RiT, all subject to applicable law.

21.	Insurance

21.1	RiT will provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers.

21.2	The maximum aggregate coverage for the Insurance Policy will be USD 25,000,000, as may be increased or decreased from time to time by the shareholders.

G. Board of Directors Compensation

21.3
The members of RiT's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.4
In addition, the members of RiT's Board may be granted equity based compensation which shall vest over a period of between 2 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 per year of vesting, on a linear basis, subject to applicable law and regulations.

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This Policy is designed solely for the benefit of RiT and none of the provisions thereof are intended to provide any rights or remedies to any person other than RiT.